INVEST IN **PARKIT CO.**

# Fueled by Adventure, Driven By Connection, It's More Than A Chair



PARKIT
Enjoy The Exploration

parkitmovement.com Oceanside, CA







## Highlights

1. $14M+ in lifetime revenue, 186% YoY growth & EBITDA positive YTD through June 2025.
2. 60,000+ chairs sold & enjoyed nationwide | 1,000+ 5-star reviews | 4.8⭐ average rating.
3. US & Globally Patented & Award-Winning Innovations in a $2.8B outdoor chair market.
4. 4-channel revenue strategy distributing product via D2C, Wholesale, Corporate, & International.
5. Sold in REI, Dick's Sporting Goods, & 150+ specialty retailers: Hobie, Sun Diego, Surfside, Jack's.
6. Brand partnerships & Custom Projects: Volkswagen, Salty Crew, Corona, Free Fly, Google, & many more
7. Projecting $12M+ revenue and 10%+ EBITDA margin by 2027. (not guaranteed)
8. Every category has its icon, and now the chair category does too. PARKIT is setting the standard.

## Featured Investors



**Colt Day** in
Syndicate Lead

Follow

Invested $25,000

Colt Day is a specialty retailer sales representative who started his career with YETI in 2013. After a decade distributing coolers & drinkware across the country, Colt started his own sales agency focusing on Free Fly Apparel in October 2022, followed by Turtlebox Audio, and Groovelife in 2023. In 2024 Colt added PARKIT to his list of partner brands and represents the brand across GA/FL/AL/MS/TN.

"Growing up in retail, I immediately noticed the value in great people and great

products. I truly believe great products come and go, but people and the relationships formed are what keeps the best products in front of the consumer. When I graduated college, I was fortunate enough to land a territory rep position with YETI Coolers in 2013. At the time, all the brand had to offer were coolers in two colors and a few accessories. For the next 9.5 years I was able to watch YETI grow in both revenue and product categories and become a household name. In late 2022, I took a leap of faith and formed my own sales agency. I told my wife, whatever brands I approach or that approach me, they needed to have great products and even better people for us to work with them. Free Fly Apparel was my first brand. I'd been a fan of the brand and products for many years and once I got to know the people, it was a no brainer. Switching from coolers and cups to apparel was a bit intimidating, but I loved it. However, I realized I was missing the fun and ruggedness that a quality hard good like YETI had always provided. Thankfully, Turtlebox Audio called early in 2023 when they were just starting to grow outside of Texas. I was able to open over 400 retailers over the next two years and watch the brand explode. The last brand I was approached by was PARKIT. Free Fly had done a very successful collaboration in 2024 with PARKIT and my retailers kept asking how they could get their hands on these awesome chairs. I kept sending Steven and Lauren potential retailers for PARKIT that wanted a piece of the pie until they finally asked if I wanted to represent them in the Southeast. In a short time, I've watched this brand overcome obstacles like it was a speed bump, grow incredibly in revenue and prepare for new product launches. The demand for PARKIT through all of its sales channels is incredible. Once again, it feels a bit like I've lived this exact moment with other brands I've worked with when they were in their early stages trying to keep up with demand and scale. If you choose to invest into PARKIT, just know you're investing into more than just a great brand or product line, you're investing into incredible people. Steven and Lauren have assembled an amazing team to take PARKIT to the moon and I'm very excited to be a part of the ride."

 **Jason Shelton** in [ Follow ]

Executive with 20+ years experience leading domestic and international commercial functions for global consumer brands. Currently responsible for the Salty Crew brand (operated by Globe, Inc.) in North America. Before that served as VP, Sales Billabong, Boardriders' subsidiaries in Latin America (for all portfolio brands) as well as leading Boardriders' partnerships with the largest strategic wholesale eCommerce partners.

"At Salty Crew, we collaborated with PARKIT on a beach fishing and boating chair that exceeded all expectations, selling out quickly and generating strong buzz with our community. Beyond the success of the product, what impressed us most was the team behind it. Steven and Lauren are true professionals with a rare combination of creative vision, operational excellence, and hustle. Steven is a standout digital marketer who knows how to build brand heat and drive results, and Lauren is a strong operator who keeps everything on track with clarity and precision. Our teams worked together seamlessly, and it felt like a true partnership from start to finish. I've seen firsthand how well they execute, and I believe they're just getting started both on the DTC side and the wholesale distribution side."

## Our Team

 **Steven Wilcox**  Founder & CEO

Steven is the founder & CEO of PARKIT, an outdoor gear brand redefining adventure through premium design, storytelling, and function. A Southern California native, he builds gear that inspires connection, exploration, and good times outside.

 **Lauren Wilcox**  Founder & Head of Revenue

Lauren Wilcox is co-founder of PARKIT and head of wholesale & B2B sales. She's built the brand's retail footprint from the ground up, driving revenue through strategic partnerships, national retail rollouts, and relentless sales execution.

 **John Wilson**  Board Advisor

John Wilson is the co-founder of Stance, former president of Reef, and former head of sales at Oakley. With deep roots in action sports and outdoor brands, he's scaled iconic consumer brands from startup to global success.

 **Mike Reilly**  Board Advisor


Mike, former GM of Quiksilver North America Wholesale and now Head of
Global Wholesale at Free Fly, is a strategic executive with deep cross-functional
experience, expertise in revenue growth, and operational leadership across all
stages of business


**Drew Brackett**   Director Of Product

Drew's industrial design background sets the tone for PARKIT's product
innovation. With 10+ years designing for Hobie, he brings world-class
experience to every detail, leading the charge in crafting the future of outdoor
seating.


**Aldryn Cayanan**   Marketing & Brand

Aldryn drives PARKIT's brand voice with sharp instincts and authentic
storytelling. With past roles at GoPro, SPY+ Optic, and Bollé, he brings elite
experience in social, content, and ambassador strategy to fuel PARKIT's growth
across every channel.

## OWN A PIECE OF PARKIT TODAY

### Why PARKIT is the Outdoor Seating Brand Investors Shouldn't Miss

By any measure, PARKIT is not just building a product; it's creating a movement.

For decades, the outdoor seating category has remained an afterthought.
Consumers have been forced to settle for flimsy, forgettable chairs that tear, rust,
or buckle under the pressure of a weekend at the beach or a long day at the
soccer field. Meanwhile, other gear categories—such as coolers, drinkware, and
grills—have experienced complete reinvention. Brands like YETI ($1.8B market
cap), Stanley ($750M+), and Traeger ($488M) have reshaped consumer
expectations around design, quality, and performance. The chair category,
however, has lagged behind. Until now.

PARKIT is rewriting the narrative. At a time when lifestyle and utility must
coexist, PARKIT is emerging as the category-defining brand for outdoor seating,
and they're inviting you to be part of the journey.



### A Brand Built for the Moment

The outdoor chair market is projected to reach $2.8 billion by 2032, growing at
7.25% CAGR, with youth sports alone accelerating at a 10.8% CAGR (*Data Intello:
Outdoor Folding Chair Market Global Industry Analysis - Size, Share, Growth |
2023*). These aren't just macro tailwinds; they're signals of a seismic consumer
shift. People are investing in products that reflect their values: quality,
sustainability, community, and a desire for adventure. PARKIT meets that
moment with engineering precision and design ethos that speaks to a generation
craving experiences over excess.

**A RISING TIDE**



With over 60,000+ units sold lifetime, $3.5M+ in revenue in 2024, and a 180% year-over-year revenue growth through June 2025 vs the same period last year, PARKIT is proving its momentum. Looking ahead, the company is forecasting a 55% revenue CAGR, driving toward a 13% EBITDA margin by 2027 with further growth into 2028 as distribution channels continue expanding.



*Forward-looking projections are not guaranteed.*

The result: PARKIT is building a high-growth, profit-focused brand. The Voyager and Eclipse chairs are protected by utility and design patents, and have been embraced across DTC, wholesale, and corporate gifting channels. With over 1,000 five-star reviews and distribution spanning three continents, PARKIT has already achieved the holy grail of consumer goods: product-market fit.



## Iconic Product. Infinite Use Cases.

From the mountains to the coastlines, youth sports fields to music festivals, PARKIT's chairs are designed to go where people go. Their flagship models, Voyager and Eclipse, combine aerospace-grade aluminum frames with insulated storage, ergonomic design, hands-free carry functionality, and a modular accessory system. The result: a seat that doesn't just support your body, it supports the moment.

CHANGE THE WAY YOU ENJOY THE OUTDOORS
**MEET THE VOYAGER OUTDOOR CHAIR**
WILDLY FUNCTIONAL | SIMPLE & PORTABLE | ICONIC STYLE


Lightweight, compact, and easy to carry, it folds effortlessly for any trip. Designed for ergonomic comfort, it lets you sit longer and feel better, with high-performance materials that stand the test of time. Bold in style and packed with essential features—cup holders, cooler, and pockets—it's more than a chair; it's built to elevate every moment outdoors.
PARKIT

This approach isn't just resonating with consumers. It's working across channels.

- **Retail**: PARKIT is currently in REI, Dick's Sporting Goods, and Scheels with plans to expand into 750+ specialty stores by 2027.
- **Direct-to-Consumer**: Through its high-margin eCommerce channel, PARKIT drives the bulk of it's business online, which is currently up 83% vs same period in 2024.
- **B2B**: With partners like Volkswagen, Corona, Tito's, and Pacifico, PARKIT has earned a foothold in the $26B corporate gifting space.
- **International**: After launching in Australia, the company is expanding into Canada and Europe, with $1M+ in international revenue projected by 2027.

The momentum is clear. The product is proven. And the market has only just begun to realize its full potential.


REVOLUTIONIZE OUTDOOR RELAXATION
DISCOVER THE ECLIPSE RECLINER
KICK BACK, RELAX, & ENJOY | ALL WITH THE PUSH OF A BUTTON
$600k In DTC Pre-Order Sales Commitments
The Eclipse Recliner combines the trusted durability of PARKIT design ethos with revolutionary recline technology. This combination of design & durability makes Eclipse the quintessential outdoor chair. Eclipse includes three adjustable recline settings (Kick Back, Relax & Enjoy), making it your ultimate relaxation companion.
PARKIT

## Designed for the Mindset, Not the Demographic

PARKIT's customers aren't defined by zip code—they're united by a mindset. They're explorers, seekers, and community-builders. Whether they're surfers in San Diego, hunters in Arkansas, or vanlifers in Colorado, they share one thing in common: they won't settle for less.

That's why PARKIT is proud to note the diversity of distribution across the country. PARKIT products are making their way from the desert to the lakeshore, from the ball field to the mountain top, and from the tailgate to the coastline, because great design travels, especially when it meets the real-world needs of consumers across the continent.


60,000+ UNITS ACROSS THE COUNTY
A NATIONWIDE WINNER
FROM THE MOUNTAINS, TO THE BEACHES, AND EVERYWHERE IN BETWEEN
• Healthy Distribution of customers across the country.
US West | 30%
US Central | 42%
US East | 28%
• These customers are advocates of the brand & product - In the last year, 18% of customers note that they were referred to PARKIT by a friend.
When looking at holiday 2024, 26% of customers are referred by our current customer base.

## Why Now?

This is a rare opportunity to get in on a brand *before* it becomes a household name. PARKIT is raising $1M at a $11.2M valuation on Wefunder, offering early access to a breakout consumer brand redefining the category with proven traction and growing demand. PARKIT is raising $1M at a $11.2M valuation on Wefunder, providing investors access to a fast-growing company at an early stage. With a projected 55% revenue CAGR through 2027 and improvements in unit economics driving margin expansion, the company has the fundamentals to match its cultural impact.

*Forward-looking statements are not guaranteed.*



A CONDUIT TO CONNECTION & PURPOSE
IT'S MORE THAN A CHAIR
PRESENCE
We Live In The Moment
ADVENTURE
Fueling Us To Explore
RESPONSIBILITY
Leave The World Better
KINDNESS
INDEPENDENCE
Shape Your Story
TENACITY
Great Things Take Grit
We are a collective of explorers, creators, and adventurers—inspired by exploration, driven by connection. Our journey is rooted in a deep presence, an unshakable commitment to adventure, and a responsibility to leave the world better than we found it.
PARKIT

## The Founders

And perhaps most importantly, PARKIT is doing it without sacrificing soul. It's a business rooted in shared values: presence, independence, responsibility, and connection. At its core, PARKIT is a brand for people who live with intention, those who seek out the sunrise, embrace the long trail, and gather with meaning around the fire.

That vision comes to life through its founders, Steven and Lauren Wilcox, a husband-and-wife team uniquely equipped to lead PARKIT into its next chapter of growth.



AUTHENTIC ROOTS
MEET THE FOUNDERS
INSPIRED BY THE MOMENTS THAT MATTER MOST
PARKIT

Steven brings deep experience from the consumer goods world, having spent time at Oakley and Quiksilver, where he developed a deep understanding of premium branding, product storytelling, and building community through gear. Lauren's leadership journey spans across industries, with standout roles at First American Insurance and the Director of Partnerships at Hippo, both publicly traded insurance companies, where she drove national revenue growth, led high-performing teams, and forged joint ventures with the country's largest builders.

While PARKIT marks a shift from corporate life, their experience is anything but disconnected. It's what gives them their edge: the strategic discipline of big business paired with the grit and agility of founders who've built something from scratch.

But more than that, PARKIT reflects who they are. For Steven and Lauren, the chair is more than a product; it's a conduit for connection. It's about watching their son dig for sand crabs at the beach, cheering on his first home run, or unwinding together at sunset on the dock. They've built this company to elevate those moments, for themselves and for others. Because when gear is built to last, the memories made with it do too.

## The Result

From the beginning, PARKIT has been more than a business, it's been a mission. Steven and Lauren built this company from the ground up, and that founder-led passion continues to fuel its growth. But a great product story only matters if it resonates, and PARKIT does.

What started around a campfire has now caught fire in the market.



THE WORD AROUND THE FIRE
1,000+ 5 STAR REVIEWS
THE COMMUNITY HAS SPOKEN
PARKIT
This chair exceeded my expectations. It's awesome.
- Delia
"The Best Beach/ Outdoor Chair!
My husband got me an expensive "outdoor/beach" chair from a different company, and it broke after only 5 uses! We saw a Parkit chair in a surf shop and tried it out. The materials are soooo durable and I don't worry about this chair ever breaking. Should last a lifetime!! It's very comfortable as well
• Maddie
MIKE N.
"Let me just say your butt is going to thank you for the joy this chair will bring! Plus your friends will thank you for all the cold refreshments you have handy with the included cooler! I have been the envy of the campground, fire circle, and concerts when I bring out my Voyager. Just pony up and spend your money on the last chair you'll ever need to buy!"
THIS CHAIR ROCKS
Folds up perfectly. Super lightweight and extremely durable. Best sports/beach chair I've ever had.
BEST CHAIR EVER
"I really love this chair. It's perfect for tailgating, camping or just going to the beach. Super comfortable It's like the chairs I remember from growing up at family gatherings. Only 1000% more comfortable."
• Sean
4.8
"It's a head turner! great product, and very comfy."
ADAM B.
"This chair has really met all my expectations. It is made very well and will last for years to come."
"WHAAAAT!???!
- My expectations were all over the place after I bought these chairs. I honestly didn't know if I had made one of the best outdoor/ chair purchases of all time or just got swindled into buying a jazzed up version of my dead grandma's beach chair. With complete confidence I can tell you it's the first one!"
• Matt
PARKIT


With a product that's sold over 60,000+ units, earned 1,000+ five-star reviews, and attracted a nationwide community of adventurers, families, and explorers, PARKIT is proving that utility, style, and soul can coexist.

That same energy is mirrored behind the scenes. The team includes operators, advisors, and industry veterans from companies like Stance, Oakley, Quiksilver, Roxy, Free Fly - people who believe in PARKIT's long-term potential and have the track records to help realize it.

Whether it's customers spreading the word, ambassadors sharing stories, or partners aligning around shared values, PARKIT is attracting people who want to be part of something bigger. Something built to last in both product and mission.



PARTNERSHIPS & SHARED SUCCESS
STRONGER TOGETHER: PARTNERING WITH THE BEST
TO ELEVATE WHAT'S POSSIBLE
COLLABORATION
SALTY CREW
FREE FLY
KEEP A BREAST
SeaTrees
CORPORATE / B2B
MACK
IN-N-OUT
Corona
CBRE
Johnsonville
PACIFICO
WHOLESALE
REI co-op
DICK'S
SCHEELS
surfside
JACKS
Hobie surf shop
SOUTH COAST
PRESS
Forbes
NEW YORK POST
RollingStone
WSJ
MENS JOURNAL
inertia
PARKIT


## What Your Investment Fuels

Funds raised on Wefunder will accelerate PARKIT's strategic growth:

1. **Inventory:** Meet surging demand and ensure availability year-round, especially during peak seasons.
2. **Retail Expansion:** Grow from 150 to 750+ retail doors, with dedicated retail marketing and merchandising programs.

3. **Product Innovation**: Expand the accessory ecosystem to include tables, shades, pillows, umbrellas, and other add-ons that boost lifetime value.

PARKIT's long-term vision includes new styles, new markets, and a global community of owners who see gear as an extension of their lifestyle.



MAKING A SPLASH
BUILDING SOMETHING EXTRAORDINARY
PARKIT INVESTMENT HIGHLIGHTS
1. UNIQUE BRAND IDENTITY: Designed for those who live for the pursuit. PARKIT is a symbol of adventure, presence, and exceptional design and product experience.
2. INNOVATIVE PRODUCT: Precision-engineered for performance, crafted for durability. Every detail is built to elevate the experience, no matter where it goes.
3. COMPELLING STORYTELLING: A brand that speaks before you say a word. PARKIT resonates because it reflects the way people live—bold & intentional.
4. BEST-IN-CLASS WHOLESALE: Presence where it counts. PARKIT partners with retailers who value authentic brand ethos & premium products.
5. GROWING & PROFITABLE E-COMMERCE: A digital-first engine designed to drive engagement, conversion, and a direct connection to a growing audience.
6. OPPORTUNITY-RICH B2B SALES: When companies want to give, they choose PARKIT. A premium & customizable product that stands apart.
7. INTERNATIONAL REACH: Great design knows no borders. PARKIT's demand is global, and the opportunity to expand into new markets is limitless.
8. CATEGORY HERO: Coolers, grills, drinkware, speakers, hats, socks—each has its icon. The chair category is next, and PARKIT is defining it.
9. AMBITIOUS TEAM: Built on values, powered by grit, driven by passion. We understands design, growth, and how to build something that truly lasts.
10. DIVERSE MARKET OPPORTUNITY: Wherever people gather, PARKIT belongs. From backyards to beaches—this is a product designed to go everywhere.
PARKIT


## Own the Chair. Own the Brand.

There are few moments in consumer investing when the product, the brand, and the financials all point in the same direction. PARKIT is one of those rare cases.

If coolers, grills, and drinkware can create seismic category-shifting influence & disruption, why not the chair?

Now's your chance to own a piece of the brand redefining outdoor seating comfort. Join the journey, fuel the mission, and take a front-row seat in building something that lasts.

## 👉 Invest in PARKIT on Wefunder today.

Our goal is to build PARKIT into the go-to brand for outdoor seating that owns its category. With strong DTC traction, expanding retail partnerships, and global distribution agreements already signed, we're positioning PARKIT for long-term growth and brand equity.

As we continue to scale revenue and community, we believe PARKIT could become an attractive acquisition target or strategic exit candidate. While we can't guarantee a specific timeline or outcome, our five-year roadmap is designed to maximize value creation for both the business and our investors.